SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                  SAFENET, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    78645R107
                                 (CUSIP Number)


                                  July 19, 2002
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 78645R107

1)     Name of Reporting Person:
       Pijnenburg Beheer N.V.

2)     Check the Appropriate Box if a Member of a Group:
       Not applicable.

3)     SEC Use Only: ___________________________________.

4)     Citizenship or Place of Organization:  The Netherlands.

           Number of Shares   5)  Sole Voting Power:         296,250
           Beneficially
           Owned by Each      6)  Shared Voting Power:       None
           Reporting Person
           With               7)  Sole Dispositive Power:    296,250

                              8)  Shared Dispositive Power:  None


9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
       296,250 shares.

10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
       Not applicable.

11)    Percent of Class Represented by Amount in Row 9:
       3.9%.

12)    Type of Reporting Person:
       CO.

Item 1(a). Name of Issuer:
           SafeNet, Inc.

Item 1(b). Address of Issuer's  Principal  Executive  Offices:
           8029  Corporate
           Drive, Baltimore, MD 21236

Item 2(a). Name of Person Filing:
           Pijnenburg Beheer N.V.

Item 2(b). Address of Principal Business Office:
           Boxtelseweg 26, 5261 NE Vught,
           The Netherlands

Item 2(c). Citizenship:
           The Netherlands.

Item 2(d). Title of Class of Securities:
           Common Stock.

Item 2(e). CUSIP Number:
           78645R107.

Item 3.    This statement is filed pursuant to ss. 240.13d-1(c).

Item 4.    Ownership

           (a) Amount beneficially owned:
               296,250 shares.

           (b) Percent of class:
               3.9%.

           (c) Number of shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote:
                        296,250.

                 (ii)   Shared power to vote or to direct the vote:
                        None.

                 (iii)  Sole power to dispose or to direct the  disposition of:
                        296,250.

                 (iv)   Shared power to dispose or to direct the disposition of:
                        None.

Item 5.  Ownership of Five Percent or Less of a Class:
         Yes

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
         Not applicable.

Item  8. Identification  and  Classification  of  Members  of  the  Group:
         Not applicable.

Item 9.  Notice of Dissolution of Group:
         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 21, 2002


                                         Pijnenburg Beheer N.V.


                                         By:  COR PIJNENBURG
                                              -------------------------
                                              Cor Pijnenburg, President